NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ("NYSE" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of American Depositary Shares (each ten (10) ADSs representing one (1) Class A Ordinary Share) (the "ADSs") of Onion Global Limited (the "Company") from listing and registration on the Exchange on January 17, 2023, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the ADSs are no longer suitable for continued listing and trading on the NYSE. The Exchange reached its decision to delist the Company's ADSs pursuant to Listed Company Manual Section 802.01C, as the Company had fallen below the NYSE's continued listing standard for average closing price of less than $1.00 over a consecutive 30 trading-day period and failed to cure this non-compliance within the required timeframe. On January 3, 2023, the Exchange determined that the ADSs of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the ADSs from listing and registration on the NYSE. The Company was notified on January 3, 2023. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on January 3, 2023, and trading in the ADSs was immediately suspended. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange, the determination to delist the ADSs, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. On January 3, 2023, the Company disclosed that it will not exercise that right. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.